Exhibit 99.2

DLocal Limited

Unaudited Consolidated Condensed Interim Financial Statements as of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022

DLocal Limited

Consolidated Condensed Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2023 and 2022

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

		Three months ended
	Notes	March 31, 2023	March 31, 2022
Continuing operations
Revenues	6	137,287	87,453
Cost of services	6	(75,450)	(43,899)
Gross profit		61,837	43,554
Technology and development expenses	7	(2,290)	(1,406)
Sales and marketing expenses	8	(4,857)	(2,844)
General and administrative expenses	8	(15,280)	(10,294)
Impairment gain on financial assets	15	(51)	75
Operating profit		39,359	29,085
Finance income	11	6,988	6
Finance costs	11	(5,597)	(1,299)
Inflation adjustment	11	(1,019)	(306)
Other results		372	(1,599)
Profit before income tax		39,731	27,486
Income tax expense	12	(4,281)	(1,213)
Profit for the period		35,450	26,273
Profit attributable to:
Owners of the Group		35,444	26,292
Non-controlling interest		6	(19)
Profit for the period		35,450	26,273
Earnings per share
Basic Earnings per share	13	0.12	0.09
Diluted Earnings per share	13	0.11	0.08
Other comprehensive Income
Items that may be reclassified to profit or loss:
Exchange difference on translation on foreign operations		1,488	1,162
Other comprehensive income for the period, net of tax		1,488	1,162
Total comprehensive income for the period		36,938	27,435
Total comprehensive income for the period is attributable to:
Owners of the Group		36,934	27,454
Non-controlling interest		4	(19)
Total comprehensive income for the period		36,938	27,435

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

DLocal Limited

Consolidated Condensed Interim Statements of Financial Position

As of March 31, 2023 and December 31, 2022

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	March 31, 2023	December 31, 2022
ASSETS
Current Assets
Cash and cash equivalents	14	517,892	468,092
Financial assets at fair value through profit or loss		339	1,295
Trade and other receivables	15	249,272	240,446
Derivative financial instruments	20	32	1,206
Other assets	16	43,035	56,789
Total Current Assets		810,570	767,828
Non-Current Assets
Deferred tax assets		548	362
Property, plant and equipment		2,346	2,734
Right-of-use assets		3,794	3,934
Intangible assets	17	53,073	51,443
Total Non-Current Assets		59,761	58,473
TOTAL ASSETS		870,331	826,301
LIABILITIES
Current Liabilities
Trade and other payables	18	449,252	407,874
Lease liabilities		679	686
Tax liabilities	19	10,222	11,695
Derivative financial instruments	20	1,803	544
Provisions	21	1,168	1,473
Total Current Liabilities		463,124	422,272
Non-Current Liabilities
Deferred tax liabilities		1,852	1,016
Lease liabilities		3,317	3,393
Total Non-Current Liabilities		5,169	4,409
TOTAL LIABILITIES		468,293	426,681
EQUITY
Share Capital	13	587	592
Share Premium	13	128,694	164,307
Capital Reserve	13	17,283	16,185
Other Reserves	13	(590)	(1,448)
Retained earnings	13	256,069	219,993
Total Equity Attributable to owners of the Group		402,043	399,629
Non-controlling interest		(5)	(9)
TOTAL EQUITY		402,038	399,620

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statement

DLocal Limited

Consolidated Condensed Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2023 and 2022

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	Share Capital	Share Premium	Capital Reserve	Other Reserves	Retained Earnings	Total	Non- controlling interest	Total equity
Balance as of January 1st, 2023		592	164,307	16,185	(1,448)	219,993	399,629	(9)	399,620
Comprehensive Income for the period
Profit of the period		—	—	—	—	35,444	35,444	6	35,450
Exchange difference on translation on foreign operations		—	—	—	858	632	1,490	(2)	1,488
Total Comprehensive Income for the period		—	—	—	858	36,076	36,934	4	36,938
Transactions with Group owners in their capacity as owners
Share-options exercise	13	—	1,300	(1,231)	—	—	69	—	69
Share-based payments	9	—	—	2,329	—	—	2,329	—	2,329
Repurchase of shares	13	(5)	(36,913)	—	—	—	(36,918)	—	(36,918)
Transactions with Group owners in their capacity as owners		(5)	(35,613)	1,098	—	—	(34,520)	—	(34,520)
Balance as of March 31, 2023		587	128,694	17,283	(590)	256,069	402,043	(5)	402,038
Balance as of January 1st, 2022		590	157,151	12,741	(30)	109,867	280,319	(18)	280,301
Comprehensive Income for the period
Profit of the period		—	—	—	—	26,292	26,292	(19)	26,273
Exchange difference on translation on foreign operations		—	—	—	1,496	(334)	1,162	—	1,162
Total Comprehensive Income for the period		—	—	—	1,496	25,958	27,454	(19)	27,435
Transactions with Group owners in their capacity as owners
Share-options exercise	13	—	599	(241)	—	—	358	—	358
Share-based payments	9	—	—	2,107	—	—	2,107	—	2,107
Forfeitures	13	—	—	(73)	—	—	(73)	—	(73)
Transactions with Group owners in their capacity as owners		—	599	1,793	—	—	2,392	—	2,392
Balance as of March 31, 2022		590	157,750	14,534	1,466	135,825	310,165	(37)	310,128

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

DLocal Limited

Consolidated Condensed Interim Statements of Cash Flows

For the three-month periods ended March 31, 2023 and 2022

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

		Three months ended
	Notes	March 31, 2023	March 31, 2022
Cash flows from operating activities
Profit before income tax		39,731	27,486
Adjustments:
Interest income from financial instruments	11	(6,899)	(6)
Interest charges for lease liabilities	11	43	163
Other finance expense	11	437	(30)
Finance expense related to derivative financial instruments	11	5,235	1,166
Net exchange differences	11	531	1,490
Fair value loss on financial assets at fair value through profit or loss	11	(89)	—
Amortization of Intangible assets	10	2,176	1,422
Depreciation of Property, plant and equipment	10	195	188
Amortization of Right-of-use asset	10	144	113
Revenue reduction related to prepaid assets	15	—	158
Share-based payment expense, net of forfeitures	9	2,329	2,034
Net Impairment gain on financial assets	15	51	(75)
		43,884	34,109
Changes in working capital
Increase in Trade and other receivables	15	(9,074)	(26,200)
Decrease/(increase) in Other assets	16	13,754	(141)
Increase in Trade and other payables	18	41,378	69,616
Decrease in Tax Liabilities	19	(1,062)	(200)
(Decrease)/increase in Provisions	21	(305)	49
Cash from operating activities		88,575	77,233
Income tax paid	12	(4,042)	(1,323)
Net cash from operating activities		84,533	75,910
Cash flows from investing activities
Acquisitions of Property, plant and equipment		(49)	(80)
Additions of Intangible assets	17	(3,806)	(2,509)
Net collections of financial assets at FVPL		1,045	618
Interest collected from financial instruments		6,820	6
Net cash from/(used in) investing activities		4,010	(1,965)
Cash flows from financing activities
Repurchase of shares	13	(36,918)	—
Share-options exercise		69	358
Interest payments on lease liability		(43)	(163)
Principal payments on lease liability		(130)	(92)
Finance expense paid related to derivative financial instruments		(2,153)	—
Other finance expense paid		(437)	(37)
Net cash (used in)/provided by financing activities		(39,612)	66
Net increase in cash flow		48,931	74,011
Cash and cash equivalents at the beginning of the period		468,092	336,197
Effects of exchange rate changes on cash and cash equivalents		869	(144)
Cash and cash equivalents at the end of the period		517,892	410,064

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

DLocal Limited

Notes to the Consolidated Condensed Interim Financial Statements

At March 31, 2023

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

1. General information and Significant Events during the period

1.1. General information

DLocal Limited (“dLocal” or the “Company”) is a holding company, referred to together with its subsidiaries as the “Group”. dLocal is a limited liability company. The Group was established on October 5, 2016, under the holding company dLocal Group Limited, domiciled and incorporated in Malta, and on April 14, 2021 it was reorganized under dLocal, domiciled and incorporated in the Cayman Islands. The Company is the ultimate controlling party of the Group.

The Group processes payment transactions, enabling merchants located in developed economies (mainly United States, Europe and China) to get paid (“payins”) from customers in emerging markets and to make payments (“payouts”) to customers in emerging markets. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the Group continued to focus on its expansion efforts bringing the total number of countries in the geographic network to 40.

In order to conduct its business, the Group has direct connections with banks, acquirers and payments processors to process payments locally in emerging markets. It also operates with financial institutions to expatriate/repatriate the funds to/from the developed economies where the merchant customers elect to settle their funds in the currency of their preference (mainly U.S. Dollar and Euro). These Consolidated Condensed Interim Financial Statements include dLocal’s subsidiaries and details of the structure are included under Note 4: Consolidation of subsidiaries.

The Group is licensed and regulated in the EU as an Electronic Money Issuer, or EMI, and Payment Institution, or PI, and registered as a Money Service Business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN, and operates and may be licensed, as applicable, in 40 countries in emerging markets, primarily in the Americas, Asia and Africa.

In addition, the Group is subject to laws aimed at preventing money laundering, corruption and the financing of terrorism. This regulatory landscape is constantly changing, including as a consequence of the implementation of the Fifth Anti-Money Laundering Directive (Directive (EU) 2018/843, “MLD5”) and the amended texts of the proposed Anti-Money Laundering Regulation (“AMLR”).

1.2. Significant events during the period

Class action lawsuits

On February 23 and February 28, 2023, respectively, DLocal Limited was named, along with several of its senior executives and/or directors, as defendant in certain putative class action lawsuits filed in the Supreme Court of the State of New York, New York County, asserting claims under Sections 11, 12, and 15 of the Securities Act of 1933 based in significant part on the short-seller report mentioned in note 1.3.e). These matters, captioned Zappia et al. v. DLocal Limited et al., Index No. 151778/2023 (Sup. Ct. N.Y. Cty.), and Hunt et al. v. DLocal Limited et al., Index No. 651058/2023 (Sup. Ct. N.Y. Cty.), allege, among other things, that the registration statement for our June 2021 initial public offering reflected certain material misstatements or omissions.

On March 3, 2023, plaintiffs in the two Actions filed a stipulation and proposed order consolidating the cases and appointing putative lead counsel, which application remains pending. The parties also agreed to a schedule for plaintiffs’ filing of an amended complaint and a subsequent briefing schedule for a motion to dismiss the amended complaint.

On May 12, 2023, plaintiffs in the Zappia and Hunt actions jointly filed a consolidated amended complaint. In accordance with the parties’ agreed-upon schedule, DLO’s motion to dismiss the complaint is due on July 11, 2023.

Due to the preliminary posture of the Actions as of the date of issuance of these consolidated condensed interim financial statements, the Company is unable to evaluate the likelihood of an adverse outcome or estimate a range of potential losses. DLocal Limited intends to defend itself vigorously in these actions.

2. Presentation and preparation of the Consolidated Condensed Interim Financial Statements and significant accounting policies

2.1. Basis of preparation of consolidated condensed interim financial information

These Consolidated Condensed Interim Financial Statements for the three months ended March 31, 2023 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board.

These Consolidated Condensed Interim Financial Statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2022 (the “Annual Financial Statements”).

The accounting policies and critical accounting estimates and judgments adopted, except for those explicitly indicated on these Consolidated Condensed Interim Financial Statements, are consistent with those of the previous financial year and corresponding interim reporting period.

All amounts are presented in thousands of U.S. Dollars except share data or as otherwise indicated.

These Consolidated Condensed Interim Financial Statements for the three months ended March 31, 2023 were authorized for issuance by the dLocal’s Board of Directors on May 17, 2023.

2.2. Share-based payments

During the three months ended March 31, 2023 , the Group granted new share options and restricted share units under the Amended and Restated 2020 Global Share Incentive Plan to executives and employees in return for their services, which represented changes in the composition of share options outstanding at the end of the period.

2.2.1. Employee Share Purchase Plan (“ESPP”)

Set out below are summaries of restricted share units and share options granted under the plan:

	March 31, 2023		December 31, 2022
	Average		Average
	exercise price	Number of	exercise price	Number of
	(U.S. Dollars)	options and RSUs	(U.S. Dollars)	options and RSUs
At the beginning of the period	8.30	3,534,561	1.16	4,032,345
Granted during the period	15.99	1,073,322	18.90	1,474,463
Exercised during the period	0.54	(133,697)	3.45	(1,136,375)
Forfeited during the period	0.002	(27,078)	10.31	(835,872)
At the end of the period	10.43	4,447,108	8.30	3,534,561
Vested and exercisable at the end of the period	5.26	420,624	4.06	347,788

No options expired during the periods covered by the above table.

2.3. New accounting pronouncements

The Group has not early adopted the following standards, interpretations or amendments that have been issued but are not yet effective:

Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback

On September 22, 2022, the IASB issued Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)' with amendments that clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. This amendment is effective for annual periods beginning on or after January 1, 2024. Earlier application is permitted. The Company has not opted for early application. The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements.

Amendments to IAS 1 - Non-current Liabilities with Covenants

On October 31, 2022, the IASB issued 'Non-current Liabilities with Covenants (Amendments to IAS 1)' to clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. This amendment is effective for annual periods beginning on or after January 1, 2024. Earlier application is permitted. The Company has not opted for early application. The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements.

The Group did not change its accounting policies or make retrospective adjustments as a result of new accounting standards made applicable on January 1, 2023.

3. Accounting estimates and judgments

Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The critical accounting estimates and judgments adopted on these Consolidated Condensed Interim Financial Statements are consistent with those of the previous financial year and corresponding interim reporting period.

4. Consolidation of subsidiaries

DLocal Limited, located in Cayman Islands, is the parent company of the Group and acts as a holding company for subsidiaries whose main activity is cross-border and local payments, enabling international merchants to access end customers in emerging markets. Its revenue comes from dividends receivable from subsidiaries and share of profit from subsidiary partnership.

The consolidated condensed interim financial statements of the Group include the following subsidiaries, each of which serves a different vertical or a specific service according to the needs of the Group:

			% of equity interest held by Dlocal
Entity name	Country of incorporation	Principal activities	March 31, 2023	December 31, 2022
Dlocal Group Limited	Malta	Holding Company	100%	100%
Dlocal Limited	Malta	Payments provider	99.999%	99.999%
Dlocal Markets Limited	Malta	Holding Company	100%	100%
Dlocal Hold Ops Limited	Cayman Islands	Holding Company	100%	100%
Dlocal LLP	United Kingdom	Payments provider	99.999%	99.999%
Dlocal Corp LLP	United Kingdom	Payments provider	99.99%	99.99%
Dlocal OpCo UK LTD	United Kingdom	Payments provider	100%	100%
Dlocal Inc.	United States of America	Holding Company	100%	100%
Dlocal Technologies S.A.	Uruguay	Service provider	100%	100%
Dlocal Uruguay S.A.	Uruguay	Collection agent	100%	100%
Dlocal PTE Limited	Singapore	Holding Company	100%	100%
Dlocal Argentina S.A.	Argentina	Collection agent	100%	100%
Demerge Argentina S.A.	Argentina	Service provider	100%	100%
Dlocal Services Arg S.A.	Argentina	Service provider	100%	100%
Demerge Services Arg S.A.	Argentina	Service provider	100%	100%
DLocal Bangladesh Limited	Bangladesh	Collection agent	100%	100%
Demerge Bolivia S.R.L.	Bolivia	Collection agent	100%	100%
Dlocal Brasil Holding Financeira	Brazil	Holding Company	100%	100%
Dlocal Brasil Instituição de Pagamento S.A.	Brazil	Collection agent	100%	100%
Demerge Brasil Facilitadora de Pagamentos Ltda.	Brazil	Collection agent	100%	100%
Webpay Brasil Pagamentos Ltda.	Brazil	Collection agent	100%	100%
Demerge Cameroun SARL	Cameroon	Collection agent	100%	100%
Dlocal Chile SPA	Chile	Collection agent	100%	100%
Demerge Chile SPA	Chile	Collection agent	100%	100%
Pagos y Servicios Limitada	Chile	Collection agent	99%	99%
FCA Chile 2 Spa	Chile	Collection agent	100%	100%
Dlocal Colombia S.A.S.	Colombia	Collection agent	100%	100%
Demerge Colombia S.A.S.	Colombia	Collection agent	100%	100%
Kupa Colombia S.A.S.	Colombia	Collection agent	100%	100%
Dlocal Costa Rica SRL	Costa Rica	Collection agent	100%	100%
Demerege Ecuador S.A.	Ecuador	Collection agent	100%	100%
Dlocal Egypt LLC	Egypt	Collection agent	100%	100%
Dlocal El Salvador S.A de C.V.	El Salvador	Collection agent	100%	100%
dLocal Ghana Limited Company	Ghana	Collection agent	100%	100%
Demerge Guatemala S.A.	Guatemala	Collection agent	100%	100%
Dlocal Honduras S.A.	Honduras	Collection agent	100%	100%
Depansum Solutions Private Limited	India	Collection agent	99%	99%
Dlocal India Pvt Limited	India	Collection agent	99.99%	99.99%

Guisol Solutions Private Limited	India	Collection agent	100%		100%
PT Dlocal Solutions Indonesia	Indonesia	Collection agent	100%		100%
Dlocal Israel Limited	Israel	Service provider	100%		100%
Dlocal SARL	Ivory Coast	Collection agent	100%		100%
Demerge Japan Ltd	Japan	Collection agent	66.6%		66.6%
Dlocal Payments Kenya Limited	Kenya	Collection agent	100%		100%
Depansum Malaysia SDN. BHD.	Malaysia	Collection agent	100.0%		100.0%
Demerge Mexico S.A. de C.V.	Mexico	Collection agent	99.999%		99.999%
Dlocal Mexico S.A. DE C.V.	Mexico	Collection agent	99.999%		99.999%
Dlocal Technologies Mexico S.A. DE C.V.	Mexico	Service provider	100%		100%
DLocal Morocco SARL AU	Morocco	Collection agent	100%		100%
Demerge Nigeria Limited	Nigeria	Collection agent	100%		100%
Dlocal Panama S.A.	Panama	Collection agent	100%		100%
Dlocal Paraguay S.A.	Paraguay	Collection agent	100%		100%
Demerge Peru S.A.C.	Peru	Collection agent	99%		99%
Depansum Perú S.A.C	Peru	Collection agent	100%		100%
Dlocal Payments Philippines Incorporated	Philippines	Collection agent	100%		100%
Demerge República Dominicana SAS	República Dominicana	Collection agent	99.99%		99.99%
Dlocal Rwanda Ltd.	Rwanda	Collection agent	100%		100%
Depansum PTY Limited	South Africa	Collection agent	100%		100%
DLP South Africa PTY Ltd.	South Africa	Collection agent	100%		100%
Demerge España SL	Spain	Service provider	100%	(2)	-
Dlocal Tanzania LTD	Tanzania	Collection agent	100%		100%
Demerge (Thailand) Co. LTD (1)	Thailand	Collection agent	49%		49%
Dlocal Uganda LTD	Uganda	Collection agent	100%		100%
Dlocal Payment Services L.L.C.	United Arab Emirates	Collection agent	100%		100%
Dlocal US LLC	United States of America	Service provider	100%		100%
CILFUR S.A.	Uruguay	Service provider	100%		100%
Maubek S.A.	Uruguay	Service provider	100%		100%
Harpot S.A.	Uruguay	Collection agent	100%		100%
Dlocal Vietnam Company Limited	Vietnam	Collection agent	100%		100%

(1)	Although Dlocal is the owner of 49% of Demerge (Thailand) Co. LTD, the Group controls its operations according to the guidelines in IFRS 10.
(2)	The Group has determined that the acquisition or incorporation of this subsidiary during 2023 does not constitute a business according to IFRS 3.

5. Segment reporting

The Group operates in a single operating segment, which is “payment processing”. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker, who in the Group’s case is the Executive Team, in deciding how to allocate resources and assess performance. The Executive Team is composed of the Chief Executive Officer (“CEO”), the President and Chief Operating Officer (“COO”), and the Chief Financial Officer (“CFO”).

The Executive Team evaluates the Group’s financial information and resources and assess the financial performance of these resources on a consolidated basis on the basis of Revenues, Adjusted EBITDA and Adjusted EBITDA margin as further described below.

Adjusted EBITDA and Adjusted EBITDA Margin

The Executive Team assesses the financial performance of the Group’s sole segment by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin. The Adjusted EBITDA is defined as the consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding inflation adjustment, other operating gain/loss, impairment gain/loss on financial assets, secondary offering expenses, transaction costs, other non-recurring costs and share-based payment non-cash charges. The Group defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues.

The Group reconciles the segment’s performance measure to profit for the period as presented in the Consolidated Condensed Interim Statements of Comprehensive Income as follows:

		Three months ended
	Note	March 31, 2023	March 31, 2022
Profit for the period (1)		35,450	26,273
Income tax expense	12	4,281	1,213
Inflation adjustment	11	1,019	306
Finance income	11	(6,988)	(6)
Finance costs	11	5,597	1,299
Depreciation and amortization	10	2,515	1,723
Impairment gain on financial assets	15	51	(75)
Secondary offering expenses (2)	8	—	89
Other non-recurring costs (3)	8	1,229	—
Share-based payment non-cash charges, net of forfeitures	9	2,329	2,034
Adjusted EBITDA		45,483	32,856

Revenues	6	137,287	87,453
Adjusted EBITDA		45,483	32,856
Adjusted EBITDA Margin		33.1%	37.6%

1.
Includes a net gain of USD 790 related to the effective portion of the change in the spot rate of the hedged currency, which offsets a foreign exchange loss of USD 722 (together for a net foreign exchange loss of USD 68 included in cost of services). For further information refer to Notes 6(c)i, and Note 20 Derivative financial instruments.
2.
In 2022, corresponds to expenses incurred by dLocal in relation to a secondary offering of its shares occurred in 2021.
3.
Includes non-recurring costs related to an internal review of the allegations made by a short-seller report, including fees from independent counsel, independent global expert services and forensic accounting advisory firm.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the Consolidated Condensed Statement of Comprehensive Income and Consolidated Condensed Statement of Financial Position.

As required by IFRS 8 Operating Segments, below are presented applicable entity-wide disclosures related to dLocal’s revenues.

Revenue breakdown by region

The Group’s revenues arise from operations in 40 countries, where the merchants´ customers are based.

The table below shows the revenue breakdown based on the region where the payments from/to the merchant customers are processed in countries for which Revenue represented at least 10% of Total Revenues during the preceding four quarters:

	Three months ended
	March 31, 2023	March 31, 2022	YoY%
LatAm	98,238	77,607	26.6%
Brazil	22,817	18,076	26.2%
Argentina	20,023	21,073	(5.0)%
Mexico	22,706	12,933	75.6%
Chile	14,232	12,134	17.3%
Other countries	18,460	13,391	37.9%
Asia and Africa	39,049	9,846	296.6%
Nigeria	26,928	1,637	1545.0%
Other countries	12,121	8,209	47.7%
Revenues	137,287	87,453	57.0%

Revenue with large customers

During the three months ended March 31, 2023 the Group operated with more than 600 merchants (more than 475 merchants in the three months ended March 31, 2022).

For the three months ended March 31, 2023, the Group’s revenue from its top 10 merchants represented 58% of revenue (54% of revenue for the three months ended March 31, 2022). For the three months ended March 31, 2023 there is one customer (no customers for the three months ended March 31, 2022) that on an individual level accounted for more than 10% of the total revenue.

Non current assets by country

The Company does not have any non-current assets located in the entity´s country of domicile.

Material non-current assets are the Intangible Assets described in Note 17: Intangible Assets.

6. Revenues and Cost of Services

(a) Revenue and Gross profit description

dLocal derives revenue from processing payments for international merchants to enable them to operate in selected emerging markets.

The breakdown of revenue from contracts with customers per type of service is as follows:

	Three months ended
	March 31, 2023	March 31, 2022
Transaction revenues (i)	135,509	86,728
Other revenues (ii)	1,778	725
Revenues from payment processing (iii)	137,287	87,453
Cost of services	(75,450)	(43,899)
Gross profit	61,837	43,554

(i)
Transaction revenues are comprised of processing fees, foreign exchange fee, installment fee, chargebacks, refunds fee, and other transactional fees. These fees are recognized as revenue at a point in time when a payment transaction, or its reversal in the case of chargeback and refunds, has been processed.
(ii)
Other revenues are mainly comprised of minor fees, such as initial setup fees, maintenance fees, minimum monthly fees, and small transfer fees.
(iii)
For the three months ended March 31, 2022) revenues include an amortization charge of USD 158 related to prepaid assets, as detailed in Note 15: Other assets.

As described in note 2.14 to the Annual Consolidated Financial Statements for the year ended December 31, 2022, the Group previously presented its revenue from installments, chargebacks, refunds and invoice processing fees as “Other revenues”. However, management considers it to be more relevant if all revenues that are driven by payments processed volumes are presented in one separate line item as “Transaction revenues”. Prior year comparatives as of March 31, 2022 have been restated by reclassifying USD 1,992 from “Other revenue” to “Transaction revenues”.

(b) Revenue recognized at a point in time and over time

Transaction revenues are recognized at a point in time when the payment transaction, or its reversal in the case of chargeback and refunds, is processed. Other revenues are recognized as revenue at a point in time when the respective performance obligation is satisfied. The Group did not recognize revenues over time for the three months ended March 31, 2023 and 2022.

(c) Cost of services

Cost of services are composed of the following:

	Three months ended
	March 31, 2023	March 31, 2022
Processing costs (i)	71,803	41,793
Hosting expenses (ii)	1,558	927
Salaries and wages (iii)	437	281
Amortization of intangible assets (iv)	1,652	898
Cost of services	75,450	43,899

(i)
Mainly corresponds to fees that financial institutions (banks, local acquirers or payment methods) charge the Group, which are typically a percentage of the transaction value but in some instances, it also could be a fixed fee mostly in the case of payouts and are related to payment processing, cash advances, and installment payments. It varies from one institution to another and usually depends on the settlement period contracted with each such institution, the payment method used and the type of product (whether it is a payin or a payout). It also includes conversion and expatriation or repatriation costs, charged by banks and brokers. For the three months ended March 31, 2023, the amount includes USD 68 of foreign exchange gain (after considering gains from hedges of USD 790) on the processed volume between the processing date and the expatriation or repatriation of funds date (USD 500 for the three months ended March 31, 2022).
(ii)
Expenses related to hosting services for the Group’s payment platform.
(iii)
Consist of salaries and wages of the operations department directly involved in the day-to-day operations. For further detail refer to Note 9: Employee Benefits.
(iv)
Amortization of intangible assets corresponds to the amortization of the internally generated software (i.e., dLocal’s payment platform) by the Group. For further detail refer to Note 17: Intangible Assets.

7. Technology and development expenses

Technology and development expenses are composed of the following:

	Three months ended
	March 31, 2023	March 31, 2022
Salaries and wages (i)	1,003	824
Software licenses (ii)	669	158
Infrastructure expenses (iii)	442	308
Information and technology security expenses (iv)	76	37
Other technology expenses	100	79
Total Technology and development expenses	2,290	1,406

(i)
Consist primarily of FTEs compensation related to technology related roles, excluding the capitalized salaries and wages related to internally generated software. For further detail on total salaries and wages refer to Note 9: Employee Benefits
(ii)
Consist of software licenses used by the technology development department for the development and maintenance of the platform.
(iii)
Corresponds to information technology costs to support our infrastructure and back-office operations.
(iv)
Comprises expenses of overall monitoring and security of our network and platform.

8. Sales and marketing expenses and General and administrative expenses

Sales and marketing expenses and General and administrative expenses are composed of the following:

	Three months ended
Sales and marketing expenses	March 31, 2023	March 31, 2022
Salaries and wages (i)	3,522	2,262
Marketing expenses (ii)	1,335	582
Total Sales and marketing expenses	4,857	2,844

General and administrative expenses	March 31, 2023	March 31, 2022
Salaries and wages (iii)	7,148	5,580
Third-party services (iv)	4,574	2,180
Office expenses (v)	907	666
Travel and other operating expenses	1,788	1,043
Amortization and depreciation (vi)	863	825
Total General and administrative expenses	15,280	10,294

(i)
Salaries and wages related to Full Time Equivalents (“FTE”) engaged in the Sales and marketing department of the Group. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(ii)
Expenses related to trade marketing at events, the distribution and production of marketing and advertising campaigns mostly related to public relations expenses, commissions to third-party sales force and partners, and online performance marketing.
(iii)
Salaries and wages related to administrative FTEs. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(iv)
This includes Advisors’ fees, Legal fees, Auditors’ fees and Human resources’ fees. Third-party services, for the three months ended March 31, 2023, also include USD 1,229 of non-recurring costs related to an internal review of the allegations made by a short-seller report, including fees from independent counsel, independent global expert services and forensic accounting advisory firm..
(v)
Consist of office rent and related expenses.
(vi)
Corresponds to amortization of right-of-use assets, intangible assets and depreciation of property, plant and equipment. For further detail on total amortization and depreciation charges refer to Note 10: Amortization and Depreciation.

9. Employee Benefits

As of March 31, 2023, the Group’s FTEs were 763 (562 as of March 31, 2022) where 41% corresponded to information technology and product engineers and related roles (42% as of March 31, 2022).

Employee benefits is composed of the following:

	Three months ended
	March 31, 2023	March 31, 2022
Salaries, wages and contractor fees (i)	13,587	9,346
Share-based payments (ii)	2,329	2,034
Total employee benefits	15,916	11,380

(i)
Salaries, wages and contractor fees include social security costs as well as annual bonuses compensations. This line also includes USD 3,806 for the three months ended March 31, 2023 (USD 2,433 for the three months ended March 31, 2022) related to capitalized salaries and wages.
(ii)
The share-based payments relate to equity-settled compensation expenses, net of forfeitures if any. For further information refer to Note 2.2: Share-based payments.

10. Amortization and Depreciation

Amortization and depreciation expenses are composed of the following:

	Three months ended
	March 31, 2023	March 31, 2022
Amortization of intangible assets	2,176	1,422
Right-of-use asset amortization	144	113
Depreciation of Property, plant & equipment	195	188
Total Amortization and Depreciation	2,515	1,723

For further information related to amortization of intangible assets refer to Note 17: Intangible Assets.

11. Other Results

Other results is composed of the following categories:

	March 31, 2023	March 31, 2022
Interest Income from Financial Instruments (i)	6,899	6
Fair value gains of financial assets at FVPL (i)	89	—
Finance income	6,988	6

	March 31, 2023	March 31, 2022
Finance expense related to derivative financial instruments (ii)	(4,586)	(1,166)
Other finance expenses (iii)	(968)	30
Interest charges for lease liabilities (iv)	(43)	(163)
Finance costs	(5,597)	(1,299)
Inflation adjustment (v)	(1,019)	(306)
Other results	372	(1,599)
(i)
Corresponds to interests and fair value gains from short -term liquid financial instruments and financial assets measured at fair value through profit and loss. dLocal investments during the three months ended March 31, 2023 generated an interest income of USD 6,899 (USD 6 in the three months ended March 31, 2022).
(ii)
Corresponds to the implicit interest rate included in the derivative financial instruments that are not designated as hedging instruments. The Group has elected to separate the spot element from the forward element of the derivative financial instruments and designated as the hedging instrument only the change in the fair value of the spot element, which is included in Costs of Services. The forward element of the derivative financial instruments, which consists of the implicit interest rate, is not designated as a hedging instrument and therefore is presented as Finance Costs. For further information refer to Note 20 Derivative financial instruments.
(iii)
Mainly corresponds to interest charges for borrowings, foreign exchange loss and other interests.
(iv)
Interest charges for lease liabilities correspond to the application of IFRS 16 Leases.
(v)
Following IAS 29 requirements, Argentina’s economy is considered hyperinflationary. In this sense, the financial statements of subsidiary dLocal Argentina was restated to reflect the purchasing power of the currency and therefore a gain on net monetary position arose.

12. Income Tax

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average income tax rate used for the three months ended March 31, 2023 is 10.8%, compared to 4.4% for the three months ended March 31, 2022.

The income tax charge recognized in profit and losses is the following:

	Three months ended
Current Income Tax	March 31, 2023	March 31, 2022
Current Income Tax on profits for the period	(3,631)	(1,965)
Total Current Income Tax expense	(3,631)	(1,965)

Deferred income tax	March 31, 2023	March 31, 2022
Increase in deferred income tax assets	186	445
(Increase)/decrease in deferred income tax liabilities	(836)	307
Total Deferred income tax (expense)/benefit	(650)	752
Income Tax expense	(4,281)	(1,213)

13. Capital management

(a) Share capital

Authorized shares, as well as issued and fully paid-up shares, are presented below:

	March 31, 2023			March 31, 2022
	Amount	USD		Amount	USD
Authorized Shares of USD 0.002 USD each
Class A common shares	1,000,000,000	2,000		1,000,000,000	2,000
Class B common shares	250,000,000	500		250,000,000	500
Undesignated shares	250,000,000	500		250,000,000	500
	1,500,000,000	3,000		1,500,000,000	3,000
Issued and Fully Paid Up Shares of USD 0.002 each
Class A Common Shares	159,741,936	319		160,974,249	322
Class B Common Shares	134,054,192	268		134,167,192	268
	293,796,128	587		295,141,441	590
Share Capital evolution
Share Capital as at January 1	296,029,870	592		295,028,441	590
i) Issue of common shares at USD 0.002	133,697	—	*	113,000	—	*
ii) Repurchase of shares	(2,367,439)	(5)		—	—
Share capital as of March 31	293,796,128	587		295,141,441	590

* Amounts are rounded to the nearest thousand and should not be interpreted as zero.

The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to voting, conversion and transfer restrictions applicable to the Class B Common Shares. Each Class A Common Share is entitled to one vote while Class B Common Shares are entitled to five votes each. Each Class B Common Share is convertible into one Class A Common Share automatically upon transfer, subject to certain exceptions. Holders of Class A Common Shares and Class B Common Shares vote together as a single class on all matters unless otherwise required by law.

i)
For the three months ended March 31, 2023 and 2022, dLocal issued 133,697 and 113,000 new Class A Common Shares receiving total proceeds of USD 69 and 358, respectively, related to the exercise of share-options.
ii)
For the three months ended March 31, 2023, dLocal repurchased 2,367,439 Class A Common Shares paying USD 36,918 in connection with the Share Buyback Program.

(b) Capital reserve

The Capital reserve corresponds to reserves related to the share-based plans, as described in Note 2.11: Share-based payments and warrants to the Annual Financial Statements for the year ended December 31, 2022. Accordingly, this reserve is related to share-based payment compensation plans of the Group.

The following table shows a breakdown of the consolidated condensed interim statement of financial position line item ‘Capital Reserves’ and the movements in these reserves during the periods.

	2023	2022
Balances as of January 1	16,185	12,741
Share-options exercise (i)	(1,231)	(241)
Share-based payments charges	2,329	2,107
Forfeitures	—	(73)
Balance as at March 31	17,283	14,534

(i)
During the three months ended March 31, 2023 and 2022, a total of 133,697 and 113,000 share-options under the share-based payments plan were exercised, respectively. Consequently, the correspondent charge to Capital reserve was recycled into the Share premium line item within equity.

(c) Other Reserves

The reserves for the Group relate to cumulative translation adjustment representing differences on conversion of assets and liabilities at the reporting date.

The following table shows a breakdown of the consolidated statement of financial position line item ‘Other Reserves’ and the movements in these reserves during the periods.

	2023	2022
	Cumulative Translation Adjustment	Cumulative Translation Adjustment
Balances as of January 1	(1,448)	(30)
Movement of other reserves	858	1,496
Balance as at March 31	(590)	1,466

(d) Retained Earnings

Movements in retained earnings were as follows:

	2023	2022
Balance as at January 1	219,993	109,867
Comprehensive income for the period	36,076	25,958
Balance as at March 31	256,069	135,825

(e) Earnings per share

dLocal calculates basic earnings per share by dividing the profit attributable to equity holders by the weighted average number of common shares issued and outstanding during the three months ended March 31, 2023 and 2022.

For diluted earnings per share is calculated by dividing the profit attributable to equity holders of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

The next table presents the information used as base for such calculation:

	Three months ended
	March 31, 2023	March 31, 2022
Profit attributable to common shareholders (U.S. Dollars)	35,443,588	26,291,715
Weighted average number of common shares	295,125,862	295,044,763
Adjustments for calculation of diluted earnings per share(1)	16,441,184	18,144,357
Weighted average number of common shares for calculating diluted earnings per share	311,567,046	313,189,120
Basic earnings per share	0.12	0.09
Diluted earnings per share	0.11	0.08

1 For the three months ended March 31, 2023, the adjustment corresponds to the dilutive effect of i) 14,660,321 average shares related to share-based payment warrants described in Note 2.11: Share-based payments and warrants to the Annual Financial Statements for the year ended December 31, 2022; and ii) 1,780,863 average shares related to share-based payment plans with employees (14,924,873 and 3,219,484 respectively for the three months ended March 31, 2022).

14. Cash and cash equivalents

Cash and cash equivalents breakdown is presented below:

	March 31, 2023	December 31, 2022
Own Balances	232,825	247,833
Merchant Clients Funds	285,067	220,259
	517,892	468,092

As of March 31, 2023, USD 517,892 (USD 468,092 on December 31, 2022) represents cash on hand, demand deposits with financial institutions and other short-term liquid financial instruments.

Own Balances correspond to cash and cash equivalents of the Group while Merchant Clients Funds correspond to freely available funds collected from the merchants’ customers, that can be invested in secure, liquid low-risk assets until they are transferred to the merchants in accordance with the agreed conditions with them or transferred to Own Funds accounts for the portion that corresponds to the Group fees. As of March 31, 2023 , Merchant Clients Funds includes USD 73,927 pending to be transferred to Own Funds accounts (USD 38,119 as of December 31, 2022).

15. Trade and other receivables

Trade and Other Receivables of the Group are composed of the following:

	March 31, 2023	December 31, 2022
Trade receivables	220,598	218,922
Loss allowance	(191)	(280)
Trade receivables net	220,407	218,642
Advances and other receivables	28,865	21,804
	249,272	240,446

Trade Receivables correspond to uncollateralized gross amounts due from acquirers, processors, merchants and preferred suppliers for services performed that will be collected in less than one year, so they are classified as current. No financial assets are past-due and all Trade and other receivables are categorized as within “normal” credit risk rating.

Loss allowance and impairment losses

The following table presents the evolution of the loss allowance:

	2023	2022
Opening book value as at January 1	(280)	(322)
Decrease in loss allowance for trade receivables	89	75
Total as at March 31	(191)	(247)
Net impairment gain on financial assets	(51)	75

Initial recognition and subsequent measurement the Group applies the simplified approach to determine expected credit losses on trade receivables.

To measure the expected credit losses, trade and other receivables have been grouped based on shared credit risk characteristics and the days past due (only 0-30 past due bucket as of March 31, 2023 and December 31, 2022 because there are no other material buckets of the outstanding receivables).

The expected loss rates are based on the payment profiles of debtors over a period of 48 months before year end and the corresponding historical credit losses experienced within this period. The historical loss rate is adjusted to reflect current and forward-looking information on credit risk ratings of the countries in which the Group sells its services which affects the ability of the debtors to settle the receivables. On that basis, the average expected credit loss rate of the 0-30 past due bucket was determined at 0.1% for the three months ended March 31, 2023 (0.3% in the three months ended March 31, 2022).

16. Other Assets

Other assets are composed of the following:

Current	March 31, 2023	December 31, 2022
Money held in escrow and guarantees due to: (i)	39,923	43,814
-Stand by credit letters required by merchants	25,650	18,575
-Banks requirements	8,494	19,988
-Processors and others requirements	2,216	1,688
-Credit card requirements	3,563	3,563
Advance payments to merchants	3,000	12,863
Rental guarantees	112	112
Deposits in brokers(ii)	5,576	5,576
Loss allowance(ii)	(5,576)	(5,576)
Total current Other Assets	43,035	56,789

(i)
Comprises own funds and investments held in escrow in banks and guarantees required by processors, credit cards and merchants. In 2022 and 2023, some Merchants entered into stand by credit letters with banks that required the Group to maintain certain collaterals in such banks. In addition, it also includes money held in a pledge bank account to collateralize overdrafts and pre-settlements agreements with a bank. Finally, it also includes guarantees issued to processors and credit cards institutions. These agreements have short-term maturities.

(ii)
During 2022, the Company utilized FTX Trading Ltd. (“FTX”) services for the repatriation of funds from one country. On November 11, 2022, when FTX filed for Chapter 11 bankruptcy in the United States, the Company had deposits of USD 5,576, whose withdrawals had not been processed by FTX. Such deposits were included in the loss allowance. As of March 31, 2023 and December 31, 2022, the Group does not hold any positions in crypto assets.”

17. Intangible Assets

Intangible assets of the Group correspond to acquired software, capitalized expenses related to internally generated software and acquired merchant agreements, and are stated at cost less accumulated amortization.

	2023			2022
	Internally generated software	Acquired intangible assets	Total	Internally generated software	Acquired intangible assets (ii)	Total
Cost	23,752	39,335	63,087	12,387	39,335	51,722
Accumulated amortization	(7,972)	(3,672)	(11,644)	(4,229)	(524)	(4,753)
Opening book value as at January 1	15,780	35,663	51,443	8,158	38,811	46,969
Additions (i)	3,806	—	3,806	2,509	—	2,509
Amortization of the period	(1,652)	(524)	(2,176)	(898)	(524)	(1,422)
Total as at March 31	17,934	35,139	53,073	9,769	38,287	48,056
Cost	27,558	39,335	66,893	14,896	39,335	54,231
Accumulated amortization	(9,624)	(4,196)	(13,820)	(5,127)	(1,048)	(6,175)

(i) The additions of the three months ended March 31, 2023 include USD 3,806 related to capitalized salaries and wages (USD 2,433 as of March 31, 2022).

	As of March 31, 2023	As of December 31, 2022
Cost	66,893	63,087
Accumulated amortization	(13,820)	(11,644)
Net book amount	53,073	51,443

As of March 31, 2023 , and December 31, 2022 no indicator of impairment related to intangible assets existed, so the Group did not perform an impairment test.

18. Trade and other payables

Trade and Other Payables are composed of the following:

	March 31, 2023	December 31, 2022
Trade Payables	426,961	395,134
Accrued Liabilities	9,584	5,801
Other Payables	12,707	6,939
Total Trade and other payables	449,252	407,874

These payables are classified as current liabilities as the payment is due within one year or less. Moreover, the carrying amounts are considered to be the same as fair values, due to their short – term nature.

Trade Payables correspond to liabilities with Merchants, either related to payin transactions processed or payout transactions to be processed at their request. Accrued Liabilities mainly correspond to obligations with legal and tax advisors, and auditors. Other Payables mainly correspond to obligations related to processors´ costs and the acquisitions of office goods and services necessary for the ordinary course of the business.

19. Tax Liabilities

The tax liabilities breakdown is as follows:

	March 31, 2023	December 31, 2022
Income tax payable	5,636	6,047
Other tax liabilities	4,586	5,648
Income tax perception	2,730	2,792
Digital services withholding VAT	1,600	2,555
Other Taxes	256	301
Total Tax Liabilities	10,222	11,695

20. Derivative financial instruments

Derivative financial instruments: forward agreements

During the three months ended March 31, 2023 and the year-ended December 31, 2022, dLocal entered into short-term derivative contracts (delivery and non-delivery forwards) with different counterparties in different countries in which the Group operates, according to the following detail:

Transaction	Type of Forward Transaction	Local currency	Outstanding notional amount in USD as of March 31, 2023	Outstanding balance as of March 31, 2023 - Derivative financial assets / (liabilities)	Outstanding notional amount in USD as of December 31, 2022	Outstanding balance as of December 31, 2022 - Derivative financial liabilities
Non-delivery forwards	Buy USD	Brazilian Reais	18,281,329	(638)	22,436,774	122
Non-delivery forwards	Sell USD (1)	Brazilian Reais	—	—	(959,141)	(15)
Non-delivery forwards	Buy USD	Argentine Peso	5,500,000	30	6,600,000	(6)
Non-delivery forwards	Sell USD (1)	Argentine Peso	(800,000)	(4)	—
Delivery forwards	Buy USD	Chilean Peso	12,321,025	(68)	18,750,385	(250)
Delivery forwards	Buy USD	Uruguayan Peso	3,622,806	(69)	2,240,602	48
Non-delivery forwards	Buy USD	Egyptian Pound	8,818,835	(215)	12,979,395	1,002
Non-delivery forwards	Buy EUR	Moroccan Dirham	11,924,545	(44)	6,834,496	31
Non-delivery forwards	Buy USD	Nigerian naira	11,471,383	(555)	8,863,831	(15)
Non-delivery forwards	Buy USD	Indian Rupee	4,580,154	(8)	5,920,282	2
Non-delivery forwards	Sell USD (1)	Indian Rupee	(728,182)	2	(566,948)	1
Non-delivery forwards	Buy USD	South African Rand	3,490,239	(82)	5,176,642	(235)
Non-delivery forwards	Sell USD (1)	South African Rand	—	—	(2,626,458)	(11)
Non-delivery forwards	Buy USD	Peruvian Sol	4,442,414	(64)	—	—
Non-delivery forwards	Buy USD	Vietnamese Dong	1,525,177	(24)	—	—
Non-delivery forwards	Buy USD	Vietnamese Dong	(733,475)	(1)	—	—
Non-delivery forwards	Buy USD	Costa Rican Colon	159,000	(31)	159,000	(12)
Total				(1,771)		662

(1)
The contracts to sell USD are entered into with the purpose of rebalancing and maintaining a hedge ratio that complies with the hedge effectiveness requirements.

During the three months ended March 31, 2023, dLocal entered into hedge operations of trade and other receivables in Brazilian Reais, Argentine Peso, Chilean Peso, Uruguayan Peso, Egyptian Pound, Moroccan Dirham, Nigerian Naira, Indian Rupee, South African Rand, Peruvian Sol, Vietnamese Dong and Costa Rican Colon subject to foreign exchange exposure using delivery and non-delivery forward contracts. The transactions have been elected for hedge accounting and classified as fair value hedge in accordance with IFRS 9. The Group has elected to designate only the spot element of these forward contracts as the hedging instrument, except in hedges of Uruguayan Peso and Chilean Peso. During the three months ended March 31, 2023, dLocal recognized a net gain of USD 790 included in the line item "Costs of services" related to the effective portion of the change in the spot rate of the hedged currency (which offsets a foreign exchange loss of USD 722 included in the same line item) and a net loss of USD 4,586 included in the line item "Finance costs" related to the implicit interest rate.

During the year ended December 31, 2022, dLocal entered into hedge operations of trade and other receivables in Brazilian Reais, Argentine Peso, Chilean Peso, Uruguayan Peso, Egyptian Pound, Moroccan, Dirham, Nigerian Naira, Indian Rupee, South African Rand and Costa Rica Colon, subject to foreign exchange exposure using delivery and non-delivery forward contracts. The spot element of these forward transactions was elected for hedge accounting and classified as fair value hedge in accordance with IFRS 9. The Group has elected to designate only the spot element of these forward contracts as the hedging instrument, except for hedges of Uruguayan Peso and Chilean Peso. During the year ended December 31, 2022, dLocal recognized a net gain of USD 14,559 included in the line item "Costs of services" related to the effective portion of the change in the spot rate of the hedged currency (which offsets a foreign exchange loss of USD 14,832 included in the same line item) and a net loss of USD 18,763 included in the line item "Finance costs" related to the implicit interest rate.

21. Provisions

(a) Current or potential proceedings

Provisions for the period are related to current or potential proceedings where the management understands, based on the Group’s legal advisors’ assessment, that it is more likely than not that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(b) Movements in current or potential proceedings

Movements in current or potential proceedings are set out below:

	2023	2022
Carrying amount as at January 1	1,473	1,710
Reversal to labor provision	(319)	(419)
Interest charges for labor provision	14	182
Carrying amount as at March 31	1,168	1,473

22. Related parties

(a) Key Management compensation

The compensation of the Executive Team during the period can be analyzed as follows:

	Three months ended
	March 31, 2023	March 31, 2022
Short-term employee benefits – Salaries and wages	459	436
Long-term employee benefits – Share-based payment	676	2,034
	1,135	2,470

(b) Transactions with other related parties

The following transactions occurred with related parties:

	Three months ended
	March 31, 2023	March 31, 2022
Transactions with merchants – Revenues	235	311
Transactions with preferred suppliers (Collection agents) – Costs	(8)	(251)

(c) Outstanding balances arising from transactions with other related parties

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	March 31, 2023	December 31, 2022
Transactions with merchants – trade receivables	367	428
Transactions with merchants – trade payables	(303)	(482)
Transactions with preferred suppliers (Collection agents) – trade payables	—	(1,258)
Transactions with preferred suppliers (Collection agents) – trade receivables	150	552

All transactions with related parties were made on normal commercial terms and conditions and at market rates. Outstanding balances are unsecured and are repayable in cash.

23. Fair value hierarchy

The following tables show financial instruments recognized at fair value for the period ended March 31, 2023 and December 31, 2022, analyzed between those whose fair value is based on:

• Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

• Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

• Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based upon observable market data.

The table also includes financial instruments measured at amortized cost. The Group understands that the book value of such instruments approximates their fair value.

March 31, 2023	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Assets
Financial Assets at Fair Value through Profit or Loss	339	—	339	339	—	—
Other Assets	—	43,035	43,035	—	—	—
Trade and Other Receivables	—	249,272	249,272	—	—	—
Derivative financial instruments	32	—	32	—	32	—
Cash and Cash Equivalents	—	517,892	517,892	—	—	—
	371	810,199	810,570	339	32	—

December 31, 2022	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Assets
Financial Assets at Fair Value through Profit or Loss	1,295	—	1,295	1,295	—	—
Other Assets	—	56,789	56,789	—	—	—
Trade and Other Receivables	—	240,446	240,446	—	—	—
Derivative financial instruments (1)	1,206	—	1,206	—	1,206	—
Cash and Cash Equivalents	—	468,092	468,092	—	—	—
	2,501	765,327	767,828	1,295	1,206	—

March 31, 2023	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Liabilities
Trade and Other Payables	—	(449,252)	(449,252)	—	—	—
Lease liabilities	—	(3,996)	(3,996)	—	—	—
Derivative financial instruments	(1,803)	—	(1,803)	—	(1,803)	—
	(1,803)	(453,248)	(455,051)	—	(1,803)	—

December 31, 2022	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Liabilities
Trade and Other Payables	—	(407,874)	(407,874)	—	—	—
Lease liabilities	—	(4,079)	(4,079)	—	—	—
Derivative financial instruments	(544)	—	(544)	—	(544)	—
	(544)	(411,953)	(412,497)	—	(544)	—

(1)
The most frequently applied valuation techniques include forward pricing models. The models incorporate various inputs including: foreign exchange spot, interest rates curves of the respective currencies and the terms of the contract

There were no changes in level 3 items for the periods ended March 31, 2023 and December 31, 2022. Also, there were no transfer of items between level 2 and level 3, acquisitions, disposals nor gains or losses recognized in profit for the period related to level 3 instruments.

24. Subsequent events

Repurchase of shares

From April 1st, 2023, and until the date of issuance of these consolidated condensed interim financial statements, the Company has repurchased 2,022,160 Class A common shares for a total amount of USD 28,879, pursuant to the share buyback program described in note 1.3.e) to the Annual Financial Statements.

Developments in foreign exchange regulations in Argentina

On April 20, 2023, the Central Bank in Argentina issued Comunicacion “A” 7746, which amends certain foreign exchange regulations and establishes procedures to obtain foreign currency for the settlement of certain professional, advertising services and other business services.

On April 27, 2023, General Resolution No. 5351 was published, modifying Argentina’s System for Imports and Payments of Services Abroad (Sistema de Importaciones de la República Argentina y Pagos de Servicios al Exterior) (“SIRASE”) regime and establishing that all SIRASE applications must be approved by the Secretary of Commerce. The approval of the Company’s expatriation requests submitted after April 20 are outstanding as of the date of the issuance of these condensed interim financial statements. Management continues to monitor the situation in close communication with our merchants.